Exhibit 99.1

China Yuchai International Announces Unaudited

2021 Second Half-Year and Full Year Financial Results

SINGAPORE, Singapore — February 24, 2022 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the 2021 second half-year (“2H 2021”) and fiscal year (“FY 2021”) ended December 31, 2021. The financial information presented herein for the second half year and fiscal year of 2021 and the second half year (“2H 2020”) and fiscal year (“FY 2020”) ended December 31, 2020 is reported using the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for 2H 2021

•	Revenue was RMB 8.6 billion (US$ 1.4 billion) compared with RMB 10.6 billion in the same period in 2020;

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Gross profit was RMB 1.3 billion (US$ 208.3 million) compared with RMB 1.7 billion in the same period last year. Gross margin was 15.4% in 2H 2021 compared with 16.1% in the same period last year, but up from 12.9% in the first half of 2021 (“1H 2021”);

•	Operating profit was RMB 163.8 million (US$ 25.7 million) compared with RMB 568.8 million in the same period last year;

•	Basic and diluted earnings per share were RMB 0.46 (US$ 0.07) compared with RMB 5.95 in the same period last year;

•	Total number of engines sold decreased by 21.0% to 171,449 units compared with 217,138 units in the same period last year.

Revenue was RMB 8.6 billion (US$ 1.4 billion) compared with RMB 10.6 billion in the same period of 2020.

The total number of engines sold by GYMCL in 2H 2021 declined by 21.0% to 171,449 units compared with 217,138 units in the same period last year. The decrease was mainly due to lower engine sales in the truck market, partially offset by higher sales of engines in bus, passenger vehicle and marine & power generation applications.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in 2H 2021, commercial vehicle unit sales (excluding sales of gasoline-powered and electric-powered vehicles) decreased by 36.5% compared to 2H 2020, as unit sales of trucks and buses declined by 39.5% and 5.0% respectively.

Gross profit was RMB 1.3 billion (US$ 208.3 million), compared with RMB 1.7 billion in the same period last year. Gross margin decreased to 15.4% as compared with 16.1% a year ago but increased compared to 12.9% in 1H 2021. The decline in gross margin was mainly attributable to the lower unit volume sold, a change in the revenue mix, transition to National VI-compliant engines, and higher material costs. These factors were partially offset by cost reductions during the year.

Other operating income decreased by 25.2% to RMB 204.5 million (US$ 32.1 million) compared with RMB 273.3 million in 2H 2020. The decrease resulted from lower bank interest income and reduced government grants.

Research and development (“R&D”) expenses increased by 28.9% to RMB 533.1 million (US$ 83.6 million) compared with RMB 413.5 million in the same period last year due to lower capitalization. In addition to further development of National VI and Tier 4 engines, products under development for new energy products contributed to additional R&D expenses in 2H 2021 compared with 2H 2020. Total R&D expenditures, including capitalized costs, were RMB 712.7 million (US$ 111.7 million) representing 8.3% of revenue in 2H 2021 as compared to RMB 754.6 million representing 7.1% of revenue in the same period last year.

Selling, general and administrative (“SG&A”) expenses decreased by 16.6% to RMB 835.9 million (US$ 131.1 million) from RMB 1.0 billion in the same period last year. The decrease was mainly due to lower warranty expenses and reduced personnel costs compared with the same period last year. SG&A expenses represented 9.7% of revenue for 2H 2021 compared with 9.4% in the same period last year.

Operating profit was RMB 163.8 million (US$ 25.7 million), down from RMB 568.8 million in the same period last year. The operating margin was 1.9% compared with 5.4% in the same period last year.

Finance costs declined by 46.0% to RMB 47.5 million (US$ 7.5 million) from RMB 88.0 million in the same period last year due to lower term loans, reduced interest rates and reduced bills discounting during the period.

The share of financial results of the joint ventures was a loss of RMB 108.4 million (US$ 17.0 million) compared with a loss of RMB 64.5 million in the same period last year. The increased loss was largely due to higher engine development expenses and warranty costs in a joint venture company.

Income tax credit was RMB 42.4 million (US$ 6.7 million) compared with an income tax expense of RMB 69.9 million in 2H 2020, primarily due to lower income and higher tax credits on R&D-related costs.

Net profit attributable to equity holders of the Company was RMB 19.0 million (US$ 3.0 million) compared with RMB 243.2 million in the same period last year.

Basic and diluted earnings per share were RMB 0.46 (US$ 0.07) compared with RMB 5.95 in the same period last year.

Basic and diluted earnings per share for 2H 2021 and 2H 2020 were based on a weighted average of 40,858,290 shares.

Financial Highlights for FY 2021

•	Revenue increased by 3.3% to RMB 21.3 billion (US$ 3.3 billion) compared with RMB 20.6 billion in FY 2020;

•	Gross profit was RMB 3.0 billion (US$ 463.0 million), a 13.9% gross margin, compared with RMB 3.2 billion and a gross margin of 15.5% in FY 2020;

•	Operating profit was RMB 663.5 million (US$ 104.1 million) compared with RMB 1.2 billion in FY 2020;

•	Basic and diluted earnings per share were RMB 6.67 (US$ 1.05) compared with RMB 13.43 in FY 2020;

•	Total number of engines sold increased by 6.2% to 456,791 units compared with 430,320 units in FY 2020.

Revenue was RMB 21.3 billion (US$ 3.3 billion) compared with RMB 20.6 billion in FY 2020.

The total number of engines sold by GYMCL in FY 2021 increased by 6.2% to 456,791 units compared with 430,320 units in FY 2020. The increase was mainly due to higher engine sales in the bus engine markets, passenger vehicles engine sales, and across the board in the Company’s off-road segments, particularly agriculture engines, and marine and power generation engines, which more than offset the unit sales decline in the truck engine segment.

According to CAAM, in FY 2021, commercial vehicle unit sales (excluding sales of gasoline-powered and electric-powered vehicles) decreased by 6.9% compared to FY 2020, as unit sales of trucks declined by 8.7% while unit sales of buses rose by 13.7%.

Gross profit decreased by 7.4% to RMB 3.0 billion (US$ 463.0 million) compared with RMB 3.2 billion in FY 2020. Gross margin decreased to 13.9% compared with 15.5% in FY 2020. The decline in gross margin was mainly attributable to a change in revenue mix, transition to National VI-compliant engines and higher material costs but was mitigated by cost reductions.

Other operating income decreased by 16.6% to RMB 316.2 million (US$ 49.6 million) compared with RMB 378.9 million in FY 2020. The decrease was mainly due to lower government grants and reduced bank interest income compared with FY 2020.

R&D expenses increased by 35.5% to RMB 848.8 million (US$ 133.1 million) compared with RMB 626.5 million in FY 2020 largely due to lower capitalization of the R&D expenses. The Company continued with its initiatives to improve engine performances and qualities of its engines compliant with China’s National VI and Tier 4 emission standards, and to develop products for new energy vehicles. In FY 2021, the total R&D expenditures including capitalized costs were RMB 1.2 billion (US$ 182.3 million) which maintained the same level as FY 2020, and represented 5.5% of the revenue compared with 5.6% in FY 2020.

SG&A expenses were RMB 1.8 billion (US$ 275.4 million) representing 8.3% of the revenue compared with RMB 1.8 billion representing 8.6% of the revenue in FY 2020.

Operating profit was RMB 663.5 million (US$ 104.1 million), down from RMB 1.2 billion in FY 2020. The operating margin was 3.1% compared with 5.7% in FY 2020.

Finance costs decreased by 23.3% to RMB 115.9 million (US$ 18.2 million) from RMB 151.2 million in FY 2020. Lower finance costs mainly resulted from reduced term loan interest and less bills discounting compared to FY 2020.

The share of financial results of the joint ventures was a loss of RMB 95.9 million (US$ 15.0 million) compared with a loss of RMB 59.0 million in FY 2020. The increased loss was primarily attributable to higher engine development expenses and warranty costs in a joint venture company.

Income tax expense declined by 77.2% to RMB 43.8 million (US$ 6.9 million) from RMB 192.5 million in FY 2020 due to lower income and higher tax credits on R&D-related costs.

Net profit attributable to China Yuchai’s shareholders was RMB 272.7 million (US$ 42.8 million) compared with RMB 548.9 million in FY 2020.

Basic and diluted earnings per share were RMB 6.67 (US$ 1.05) compared with RMB 13.43 in FY2020.

Basic and diluted earnings per share for FY 2021 and FY 2020 years were based on a weighted average of 40,858,290 shares.

Balance Sheet Highlights as at December 31, 2021

•	Cash and bank balances were RMB 5.3 billion (US$ 836.2 million) compared with RMB 6.4 billion at the end of FY 2020;

•	Trade and bills receivables were RMB 7.0 billion (US$ 1.1 billion) compared with RMB 8.1 billion at the end of FY 2020;

•	Inventories were RMB 5.2 billion (US$ 817.0 million) compared with RMB 4.5 billion at the end of FY 2020;

•	Trade and bills payables were RMB 7.4 billion (US$ 1.2 billion) compared with RMB 7.5 billion at the end of FY 2020;

•	Short-term and long-term bank borrowings were RMB 2.2 billion (US$ 345.5 million) compared with RMB 2.2 billion at the end of FY 2020.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “During the second half of 2021, a slew of economic headwinds heavily affected the truck market in China. The robust pre-buy of National V trucks before the July nationwide implementation of the stricter National VI emission standards resulted in lower sales in the second half of 2021. We adapted to the changing environment by increasing sales to the bus market and off-road markets. The unexpected power shortages and blackouts benefited our power generator sales. Another encouraging sign is that, despite the volume and revenue mix shift, we were able to improve gross margin from the first half of 2021. We continued to make inroads to further diversify our product portfolio in the traditional diesel engine business and to provide more new energy powertrain solutions. Our recently announced hydrogen-powered engine and fuel-cell powertrain joint venture showcased our enhanced commitment to addressing environmental issues with new technologies.”

“Despite turbulence in the truck market, we remained profitable and maintained a strong balance sheet while continuing to be financially disciplined. Our goal remains to expand our market share in China, the largest automotive market in the world, and continue to invest in technologies for both the near-term and long-term future,” Mr. Hoh concluded.

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for FY 2021. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for FY 2021 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.3757 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2021. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2021 or at any other date.

Unaudited 2H 2021 and FY 2021 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 24, 2022. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Choon Sen Loo respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1 855 821 9305 (United States), 3077 3569 (Hong Kong), 800 820 8527 (Mainland China), or 800 852 8114 (International), Conference Code: 93772167# approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2021, GYMCL sold 456,791 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint ventures’ operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922 (new)

Tel: +1-212-521-4050 (old)

Email: cyd@bluefocus.com

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